2121 SOUTH EL CAMINO REAL San Mateo, California 94403

September 19, 2014
VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Mr. Mark P. Shuman, Branch Chief – Legal

  Mr. Gabriel Eckstein

Re:	Selectica, Inc.
Registration Statement on Form S-3
Filed August 14, 2014
File No. 333-198149

Ladies and Gentlemen:

On behalf of Selectica, Inc. (“Selectica”), this letter responds to the comments you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in your letter to us dated August 27, 2014 in relation to the Company’s Registration Statement on Form S-3 filed on August 14, 2014 (the “Form S-3”). For your convenience, the paragraphs in italics below restate the numbered paragraphs in the Staff’s comment letter. The discussion below each such paragraph is Selectica’s responses to the Staff’s comments.

Cover Page

1.

Please reconcile the number of shares offered for sale under other registration statements as described in the third paragraph with the corresponding statements in the Form S-3 file no. 333-198148. Also confirm that you will add in the prospectus you file under Securities Act Rule 424(b) the shares registered in the Form S-3 file no. 333-198148.

Company Response:

In response to the Staff's comment, the Company notes that the number of shares offered for sale under other registration statements as described in the third paragraph of the Form S-3 is accurate and that the Company proposes to amend the corresponding statements in Form S-3 file no. 333-198148 in order to conform with this Form S-3. The Company additionally confirms that it will add in the prospectus it files under Securities Act Rule 424(b) the shares registered in the Form S-3 file no. 333-198148.

Selling Stockholders, page 4

2.

Please indicate whether any of the entities in your table on page 5 are broker-dealers or affiliates of broker-dealers. To the extent that any of the sellers are affiliated with broker-dealers, please disclose whether at the time of the acquisition they had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

United States Securities and Exchange Commission

September 19, 2014

Page Two

Company Response:

In response to the Staff's comment, the Company confirms that none of the Selling Stockholders are broker-dealers and that none of the Selling Stockholders are affiliates of broker-dealers.

3.	In footnote (19), please disclose the natural person(s) that holds voting or investment power over the shares owned by Unterberg Koller.

Company Response:

In response to the Staff's comment, the Company has amended the Form S-3 (the “Amendment”) to revise footnote (19) to disclose that Charles M. Diker, Chairman of Diker Management LLC, and Mark N. Diker, Chief Executive Officer of Diker Management LLC, each a natural person, hold voting and investment power over the shares owned by Unterberg Koller and Diker Microcap Management Fund LP.

4.

Refer to footnote (14) where you disclaim beneficial ownership except to the extent of any pecuniary interest. Please remove this disclaimer or provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is a beneficial owner of the securities covered by such statement.

Company Response:

The Company respectfully acknowledges the Staff’s comment and presumes that the Staff’s comment intends to reference footnote (24) in the Form S-3 related to the beneficial ownership of Technology Opportunity Partners, L.P., which is the only Selling Stockholder in the Form S-3 that disclaims beneficial ownership. In response to the Staff's comment, in the Amendment the Company has removed the disclaimer of beneficial ownership by Steven L. Fingerhood as to the shares held by Technology Opportunity Partners, L.P.

Information Incorporated by Reference, page 10

5.

Please revise to incorporate all filings since the end of your fiscal year. In this regard, we note the Forms 8-K filed after March 31, 2014 but prior to July 3, 2014. Refer to Item 12(a)(2) of Form S-3.

Company Response:

In response to the Staff's comment, in the Amendment the Company has revised the section “Information Incorporated by Reference” to include all filings since March 31, 2014, the end of the Company’s last fiscal year, excluding any filings, or portions thereof, that are expressly not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not deemed incorporated by reference into any filings made under the Securities Act of 1933, as amended.

United States Securities and Exchange Commission

September 19, 2014

Page Three

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The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require and that should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing. The Company further acknowledges that the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. If you have any questions regarding the Form S-3, the Amendment or the Company’s other filings, please feel free to contact me at (408) 667.6653 or our outside counsel Eric Wang at (650) 833.2106 or Eric.Wang@dlapiper.com or David Richardson at (916) 930.3256 or David.Richardson@dlapiper.com.

Very truly yours,

SELECTICA, INC.

By: /s/ Todd Spartz

Name:     Todd Spartz

Title:       Chief Financial Officer

cc:	Eric Wang (DLA Piper)
David Richardson (DLA Piper)